Firefly Neuroscience, Inc.
1100 Military Road
Kenmore, NY 14217

January 28, 2025

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology

100 F Street, N.E.
Washington, D.C. 20549

Attn:	Anastasia Kaluzienski

Robert Littlepage

Alexandra Barone

Mitchell Austin

Re:	Firefly Neuroscience, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed January 13, 2025

File No. 333-282357

Ladies and Gentlemen:

We hereby submit the responses of Firefly Neuroscience, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated January 22, 2025, providing the Staff’s comments with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed on January 13, 2025. Concurrently with the submission of this letter, the Company is submitting an Amendment No.3 to Registration Statement (the “Amendment No.3”) on Form S-1 via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 2 to Registration Statement on Form S-1

Executive Compensation, page 70

1.

Please revise to disclose the information required by Item 402 of Regulation S-K for the most recently completed fiscal year. For additional guidance, consider Question 117.05 of our Regulation S-K Compliance and Disclosure Interpretations.

Response: In response to the Staff’s comments, we have revised the Executive Compensation Session to disclose the information required by Item 402 of Regulation S-K for the most recently completed fiscal year.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (480) 220-6814 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Firefly Neuroscience, Inc.

By:	/s/ Greg Lipschitz
Greg Lipschitz
Interim Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.